SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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June 10, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549



Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on June 10, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /csw/

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler



dlw 6/13


Wolters Kluwer
Legal, Tax & Regulatory Europe

PRESS RELEASE

## Wolters Kluwer Legal, Tax & Regulatory Europe Appoints New Sales & Marketing Director

**Amsterdam (June 10, 2005) - Wolters Kluwer Legal, Tax & Regulatory Europe, a division of Wolters Kluwer, and leading provider of information for legal, tax & regulatory professionals, announced today the appointment of Haico Meijerink as Sales & Marketing Director, starting September 2005.**

In his role as Sales & Marketing Director of Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE), Haico Meijerink (Dutch, 1964) will strengthen the division's marketing and sales in order to support Wolters Kluwer's strategy to deliver growth.

"Haico will initiate actions to further professionalize sales operations, including greater sharing of best practices throughout Europe," says Rolv Eide, CEO of Wolters Kluwer LTRE. "These customer driven actions will contribute to our objective of increased organic growth through increased customer satisfaction."

Before joining Wolters Kluwer, Mr. Meijerink was Senior Director of Sales at Cisco Systems, EMEA, responsible for Distribution and Channels. He was also Managing Director of Cisco Systems. He joined Cisco in 1996.

Haico Meijerink holds a Bachelors Degree from the Royal Tax Academy at the Ministry of Finance in the Netherlands and holds an INSEAD MBA degree for executives. Mr. Meijerink will report to Rolv Eide, and will be based in Amsterdam.

**About Wolters Kluwer**
Wolters Kluwer Legal, Tax & Regulatory Europe, a division of Wolters Kluwer, focuses on the growth potential of six customer segments: legal; fiscal/financial; human resources; public & government administration; health, safety & environment (HSE); and transport. With a well-established presence in over 15 countries, Wolters Kluwer Legal, Tax & Regulatory Europe has annual revenues (2004) of €1,296 million and employs approximately 8,000 people.
Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific.

**Media**
Yvette van Braam Morris
Communications Manager
Wolters Kluwer Legal, Tax & Regulatory Europe
t + 31 (0)20 6070 338
press@wolterskluwer.com

www.wolterskluwer.com